March 16, 2006

Via US Mail and Facsimile

Mr. Bruce W. Thomas, Chief Executive Officer
Cadmus Communications Corporation
1801 Bayberry Court, Suite 200
Richmond, VA 23226


Re:	Cadmus Communications Corporation
	Form 10-K for the year ended June 30, 2005
	Commission File Number:  000-12954

Dear Mr. Thomas:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Selected Financial Data, Reconciliation of GAAP to Non-GAAP
Measures -
page 12

1. Measures such as "EBITDA" constitute non-GAAP financial measures.
Accordingly, the presentations in your filing are subject to the disclosure requirements set forth in Item 10 of Regulation S-K.
As
"EBITDA" has wide and recognized existing use, we would expect it to be defined as earnings before interest, taxes, depreciation and amortization, as is commonly understood. We would not expect to see any other adjustments included in this measure. Further, for proposed adjustments involving recurring items, you must meet the burden of demonstrating the usefulness of any measure that excludes such an item. We are particularly concerned where the non-GAAP financial measure is used to evaluate performance. Accordingly, on the basis of the information presented, it appears to us that your presentation of
"EBITDA" is not appropriate for purposes of this filing. Please delete this measure from your future filings. Alternatively, please supplementally identify, describe and provide specific and detailed support for each individual adjusting item you propose to include in your reconciliation. We may have further comments upon review of your response.

2. We have reviewed your accompanying footnote disclosures and are not persuaded that you have appropriately justified the use of non-GAAP financial measures in the evaluation of your performance. For example, you state that EBITDA facilitates understanding the operational performance of the Company and in MD&A, note that EBITDA is "a useful measure of operating performance before the impact of investing and financing transactions, (and helps in) providing meaningful comparisons between companies` earning power and consistent comparisons of company performance." Please tell us, and revise to explain in future filings, how elimination of your depreciation expense allows for useful comparison of your results to those of competitors that acquire their operating assets substantially through the use of operating leases, for which their lease costs would not be eliminated in the presentation of EBITDA. In addition, please tell us, and revise to explain in future filings, why your management believes that presentation of this measure provides useful information to investors regarding your financial condition and results of operations. Your explanation should be detailed and specific. A statement that the measure is "used by analysts" or is "a useful measure" is not adequate support for your presentation. In the alternative, please revise to remove your discussion of EBITDA as a performance measure. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance. This comment applies to your annual and interim filings.

Management`s Discussion & Analysis

Comparison of Fiscal 2005 with Fiscal 2004 - page 21

3. Refer to your presentation of "Operating income, as adjusted" and
"Income From Continuing Operations Before Income Taxes, as adjusted" presented on pages 21, 23 and 24. Amended Item 10 of Regulation S-K governs non-GAAP presentations in filed annual and quarterly reports.
It forbids the use of titles or descriptions of non-GAAP financial measures that are the same as, or are confusingly similar to, titles or descriptions used for GAAP purposes. "Operating income" is a GAAP measure with a precise and commonly understood definition. It does not contemplate an "as adjusted" presentation, particularly in connection with your MD&A discussion of historical operating results from the financial statements presented on a GAAP basis. Please revise to delete these inappropriate presentations, here and throughout your filing. They are confusing. We will not object if you wish to specifically quantify, in your narrative, the dollar amounts of the restructuring charges and debt refinancing costs included within these line items.

Financial Statements

Note 4. Joint Venture - page 40

4. We note that you have granted Datamatics a put option and Datamatics has granted you a call option to purchase all of the equity shares of KGL. In view of this fact, please tell us and expand your footnote to disclose how the purchase price of the Datamatics shares is to be determined and provide an estimate of that amount as of the most recent balance sheet date.

Selected Quarterly Financial Data - page 56

5. Amended Item 10 of Regulation S-K prohibits certain non-GAAP presentations as they could prove confusing to the reader. These prohibitions include the use of titles or descriptions of non-GAAP financial measures that are confusingly similar to titles or descriptions used for GAAP financial measures, presenting non-GAAP financial measures on the face of pro forma financial information required to be disclosed by Article 11 of Regulation S-X, and presenting non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP or in the accompanying notes. We note that you have provided an extensive presentation of non-GAAP financial measures in the pages directly following the financial statement footnotes. The initial caption to your presentation is labeled "unaudited." Further, these non-GAAP measures are commingled with your quarterly data presentation, a GAAP financial
measure and a required disclosure.   We believe that this
presentation
is confusing and inappropriate, not only in location but also in content and format. Accordingly, please revise to eliminate these non-GAAP disclosures.

* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Rob Perdue at 202-551-3303 or Margery Reich at 202-551-3347 if
you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

								Sincerely,




								David R. Humphrey
								Branch  Chief


Via Facsimile: Paul Suijk, Chief Financial Officer
		(804) 287-5691
Cadmus Communications Corporation
March 16, 2005
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